INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

September 24, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the "Registrant")

Registration Statement on Form N-14 (File No. 333-248114)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Christina Fettig of the staff of the Securities and Exchange Commission (the "Commission") by telephone on September 2, 2020, and by Mr. David Orlic of the staff of the Commission by telephone on September 17, 2020, on the Registrant's registration statement filed on Form N-14 (the "Registration Statement") relating to the proposed reorganization of 361 Managed Futures Strategy Fund (the "Acquired Fund"), a series of the Registrant, into 361 Global Managed Futures Strategy Fund, a series of the Registrant (the "Acquiring Fund" and together with the Acquired Fund, the "Funds").

Responses to all of the comments are included below and, as appropriate, will be incorporated into Pre-Effective Amendment No. 1 to the Acquiring Fund's Form N-14 registration statement (the "Amendment") that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.	Please disclose which Fund will be the accounting survivor in the N-14.

Response: The Registrant has disclosed that the Acquiring Fund will be the accounting survivor in the question "How will the Reorganization work?" and under "Capitalization."

2.	Please provide an updated auditor's consent for the amended N-14 filing.

Response: The Registrant will provide an updated auditor's consent with the Amendment.

3.	Please provide disclosure required by Item 1(b)(4) and 1(b)(6) of Form N-14.

Response: The Registrant has included the following information beginning on page 2 of the Proxy Statement in accordance with Item 1(b)(4) of Form N-14 as follows (revisions are noted in underlined text):

This Proxy Statement sets forth the basic information you should know before voting on the proposals and before investing. You should read it and keep it for future reference. Additional information is set forth in the Statement of Additional Information dated September [ ], 2020 (the "SAI"), relating to this Proxy Statement, which is also incorporated by reference into this Proxy Statement. The SAI and additional information about the Acquired Fund and Acquiring Fund have been filed with the SEC and is available upon request and without charge by calling 1-888-736-1227 (1-888-7361CAP) or writing to the 361 Funds at 235 W. Galena Street, Milwaukee, Wisconsin 53212. The Trust expects that this Proxy Statement will be mailed to shareholders on or about September 29, 2020.

The statement required by Rule 481(b)(1) of the Securities Act of 1933 (as required by Item 1(b)(6) of Form N-14) is located on page 3 of the Proxy Statement.

Questions & Answers

4.	On page vi, in the question "Will there be any repositioning costs?" please confirm whether there will be any repositioning costs before the Reorganization.

Response: The Registrant confirms there will be no repositioning of the Funds' portfolios prior to the Reorganization. The answer has been revised as follows:

"The Funds do not expect any repositioning costs ~~as a result of~~ in connection with the Reorganization."

5.	On page vii, in the question "Who is paying for expenses related to the Special Meeting and the Reorganization?" please disclose that 361 shall bear the costs and expenses incurred in connection with the Reorganization even if the Reorganization is not consummated, consistent with Article 4.4 of the Agreement and Plan of Reorganization. Additionally, consider adding the disclosure contained in Article 4.4 that (1) the Acquired Fund shall bear the costs and expenses associated with the sale of its portfolio securities, and (2) 361 shall bear the costs and expenses in connection with the Reorganization.

Response: The Registrant has revised the answer as follows:

Whether or not the Reorganization is consummated, 361 Capital will pay the costs associated with the Reorganization, Special Meeting, and solicitation of proxies, ~~including the expenses associated with preparing, and filing the registration statement that includes this Proxy Statement and the cost of copying, printing and mailing proxy materials~~ provided, however, that the Acquired Fund shall bear any costs and expenses associated with the sale of its portfolio securities executed in order to facilitate the Reorganization (although the Acquired Fund does not expect any such sales). The costs and expenses to be borne by 361 Capital include, without limitation: (a) expenses associated with the preparation and filing of the N-14 Registration Statement; (b) postage; (c) printing; (d) accounting fees; (e) audit and legal fees, including fees of the counsel to the Trust and counsel to the Independent Trustees of the Trust; (f) solicitation costs of the transactions; (g) any costs associated with meetings of the Funds' Boards of Trustees relating to the transactions contemplated herein; and (h) any additional costs that 361 Capital may separately agree to in writing. In addition to solicitations by mail, 361 Capital also may solicit proxies, without special compensation, by telephone or otherwise. Notwithstanding the foregoing, expenses will be paid by the party directly incurring such expenses to the extent that the payment by another person of such expenses would prevent a Fund from being treated as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"), or would prevent the Reorganization from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

Combined Proxy Statement and Prospectus

6.	On page 2, in the first sentence of the penultimate paragraph consider adding disclosure that the Semi-Annual Report to Shareholders dated April 30, 2020 has also been previously mailed to shareholders.

Response: The Registrant has revised the sentences as follows:

The Acquired Fund's and Acquiring Fund's Prospectus dated March 1, 2020, ~~and~~ Annual Report to Shareholders for the fiscal year ended October 31, 2019 containing audited financial statements, and Semi-Annual Report to Shareholders for the period ended April 30, 2020 containing unaudited financial statements, have been previously mailed to shareholders of the respective Fund.

7.	In the "Comparison Fee Tables and Examples" beginning on page 7, please confirm that the fees shown represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant so confirms.

8.	In the "Fees and Expenses Tables" the Acquired Fund indicates a management fee of 1.59%; however, elsewhere in the Proxy Statement it indicates a management fee of 1.50%. Please reconcile these differences.

Response: The Registrant has added the following footnote to the "Fees and Expenses Tables" to indicate the management fee for the Acquired Fund includes amounts payable by the Acquired Fund to 361 Capital, the Acquired Fund's investment advisor, and Federated Investment Management Company, the Acquired Fund's investment sub-advisor (please see the "Fees and Expenses Tables" in our response to comment 10 below):

The management fee for the Acquired Fund reflects the contractual amount payable by the Acquired Fund to 361 Capital (1.50%), the Acquired Fund's investment advisor, and Federated Investment Management Company (0.09%), the Acquired Fund's investment sub-advisor.

9.	Please confirm in your written response that any fees subject to recapture by the Acquired Fund will not be recouped by the Acquiring Fund.

Response: The Registrant so confirms.

10.	In the Fee Table, the Pro Forma for the Acquiring Fund does not show any recoupment. Please confirm whether the Acquiring Fund should have a line item above the Total Annual Operating Expenses Line item or included in Other Expenses which reflects the recoupment by the Acquiring Fund. in accordance with ADI 2019-09 Performance and Fee Issues.

Response: The Pro Forma Fees and Expenses Tables will be revised as follow to reflect the recoupment by the Acquiring Fund:

Fees and Expenses
Share Class		Acquired Fund - Investor Class Shares		Acquiring Fund - Investor Class Shares		Acquiring Fund – Investor Class Shares Pro Forma
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		None		None		None
Maximum deferred sales charge (load)		None		None		None
Redemption fee		None		None		None
Wire fee		$20		$20		$20
Overnight check delivery fee		$25		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.59%[1]		1.25%		1.25%
Distribution (Rule 12b-1) fees		0.25%		0.25%		0.25%
Other expenses		0.47%		0.69%		0.39%[5]
Shareholder service fee[2]	0.12%		0.11%		0.10%
Interest expense on short sales	0.00%		0.05%		0.05%
All other expenses	0.35%		0.53%		0.24%
Recoupment of previously waived fees and/or expenses reimbursed		--		--		0.04%
Acquired fund fees and expenses		0.03%		0.00%		0.00%
Total annual fund operating expenses[3]		2.34%		2.19%		1.93%
Fees waived and/or expenses reimbursed[4]		(0.07)%		(0.15)%		--
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[4]		2.27%		2.04%		1.93%

(1)	The management fee for the Acquired Fund reflects the contractual amount payable by the Acquired Fund to 361 Capital (1.50%), the Acquired Fund's investment advisor, and Federated Investment Management Company (0.09%), the Acquired Fund's investment sub-advisor.
(2)	The maximum shareholder service fee for Investor Class Shares of each Fund is 0.15%.
(3)	The total annual fund operating expenses and total annual fund operating expenses after fees waived do not correlate to the ratio of expenses to average net assets appearing in the financial highlights table, which reflects only the operating expenses of a Fund and does not include acquired fund fees and expenses.

(4)	361 Capital has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund and Acquired Fund to ensure that total annual fund operating expenses (excluding any acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), leverage interest, taxes, dividend and interest expenses on short sales, brokerage commissions, expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.99% and 2.24% of the average daily net assets of the Acquiring Fund's and Acquired Fund's Investor Class Shares, respectively. The agreements are in effect until February 28, 2022 with respect to the Acquiring Fund and until February 28, 2021 with respect to the Acquired Fund, and may be terminated before those dates only by the Trust's Board of Trustees. 361 Capital is permitted to seek reimbursement from a Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from a Fund if the reimbursement will not cause the Fund's annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.
(5)	Pro forma Other expenses include estimated expenses of the Acquiring Fund Subsidiary.

Fees and Expenses
Share Class		Acquired Fund – Class I Shares		Acquiring Fund - Class I Shares		Acquiring Fund – Class I Shares Pro Forma
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		None		None		None
Maximum deferred sales charge (load)		None		None		None
Redemption fee		None		None		None
Wire fee		$20		$20		$20
Overnight check delivery fee		$25		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.59%[1]		1.25%		1.25%
Distribution (Rule 12b-1) fees		None		None		None
Other expenses		0.47%		0.69%		0.39%[5]
Shareholder service fee[2]	0.12%		0.11%		0.10%
Interest expense on short sales	0.00%		0.05%		0.05%
All other expenses	0.35%		0.53%		0.24%
Recoupment of previously waived fees and/or expenses reimbursed		--		--		0.04%
Acquired fund fees and expenses		0.03%		0.00%		0.00%
Total annual fund operating expenses[3]		2.09%		1.94%		1.68%
Fees waived and/or expenses reimbursed[4]		(0.07)%		(0.15)%		--
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[4]		2.02%		1.79%		1.68%

(1)	The management fee for the Acquired Fund reflects the contractual amount payable by the Acquired Fund to 361 Capital (1.50%), the Acquired Fund's investment advisor, and Federated Investment Management Company (0.09%), the Acquired Fund's investment sub-advisor.

(2)	The maximum shareholder service fee for Class I Shares of each Fund is 0.15%.
(3)	The total annual fund operating expenses and total annual fund operating expenses after fees waived do not correlate to the ratio of expenses to average net assets appearing in the financial highlights table, which reflects only the operating expenses of a Fund and does not include acquired fund fees and expenses.
(4)	361 Capital has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund and Acquired Fund to ensure that total annual fund operating expenses (excluding any acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), leverage interest, taxes, dividend and interest expenses on short sales, brokerage commissions, expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.74% and 1.99% of the average daily net assets of the Acquiring Fund's and Acquired Fund's Class I Shares, respectively. The agreements are in effect until February 28, 2022 with respect to the Acquiring Fund and until February 28, 2021 with respect to the Acquired Fund, and may be terminated before those date only by the Trust's Board of Trustees. 361 Capital is permitted to seek reimbursement from a Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from a Fund if the reimbursement will not cause the Fund's annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.
(5)	Pro forma Other expenses include estimated expenses of the Acquiring Fund Subsidiary.

11.	Footnote 3 to the Fees and Expenses Tables state that the investment advisor's contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect "until [ ]." Please confirm to us that this date will be no less than one year from the effective of the Registration Statement.

Response: The Registrant confirms that the term of the expense limitation agreement for the Acquiring Fund will be in effect until February 28, 2022

12.	Footnote 3 to the Fees and Expenses table for Acquiring Funds (Pro forma) state the Fund's advisor "is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment." The SEC staff's position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement and that recoupment of waived fees and reimbursed expenses is probable if the recoupment period is in excess of three years. Please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and its conclusions. In addition, please state in the response letter whether the Funds' independent registered public accountant has reviewed the Registrant's assessments and its conclusions.

Response: According to FASB ASC 946-20-25-4 , a liability for such excess expenses should be recognized if, and to the extent that, the expense limitation agreement's established terms for repayment of the excess expenses to the adviser by the fund and the attendant circumstances meet criteria of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) as follows:

•	A present duty or responsibility to one or more other entities that entails settlement by a probable future transfer or use of assets;
•	A duty or responsibility obligating the entity, leaving it little or no discretion to avoid the future sacrifice; and
•	The transaction or other event obligating the entity has already happened.

and the criteria in FASB ASC 450-20-25-2.2 as follows

•	Information available before the financial statements are issued or are available to be issued (as discussed in FASB ASC 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and
•	The amount of the loss can be reasonably estimated.

FASB ASC 946-20-05-8 also explains that, under most excess expense plans, a fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Acquiring Fund's expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the slightly longer period has little or no bearing on the Acquiring Fund's ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment. Even if the Acquiring Fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the controls of the Acquiring Fund such as significant redemption of shares by investors at any time and or market depreciation. Furthermore, the AICPA Financial Reporting Executive Committee (FinREC) observed that even actual reimbursement of some expenses does not establish the appropriateness of accrual of additional unreimbursed amounts because these conditions must continually be met for the fund to be further obligated to the servicer.

Therefore, the Registrant does not believe it meets the "probable" criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. Fund management has provided this analysis to the Acquiring Fund's independent registered public accounting firm and they do not object to fund management's accounting treatment."

13.	Under "Consideration of Subsidiary Investment Advisory Agreements" please explain whether the Board considered all Gartenberg factors (specifically, economies of scale), and if not, why not.

Response: During its deliberations at meetings held on June 17-18, 2020 and September 16-17, 2020, the Board considered each of the Gartenberg factors, including economies of scale. The relevant disclosures have been revised.

14.	Please include the Investment Management Agreement between 361 Capital and the Trust on behalf of the 361 Global Managed Futures Strategy Fund as an appendix to the Proxy Statement.

Response: The Registrant has added the Investment Management Agreement as Appendix D.

15.	Please provide the information required by Item 22(c)(1) and 22(c)(3) of Schedule 14A.

Response: The following paragraphs under "Investment Advisory Agreement" beginning on page 19 of the Proxy Statement have been revised as follows:

361 Capital, located at 4600 South Syracuse Street, Suite 500, Denver, Colorado 80237, is the investment advisor to the Acquired Fund and Acquiring Fund. Founded in 2001, 361 Capital is an SEC registered investment advisor and provides investment advice to institutions and high-net-worth investors. As of August 31, 2020, 361 Capital's total assets under management were approximately $815 million. 361 Capital is registered with the Commodities Futures Trading Commission ("CFTC") as a "commodity pool operator." 361 Capital is controlled by its Principal, Thomas I. Florence.

361 Capital serves as investment advisor to the Acquired Fund and Acquiring Fund pursuant to an investment advisory agreement dated December 5, 2013 as amended December 18, 2017, and amended and restated December 19, 2018 (the "Investment Advisory Agreement") with the Trust that contains identical terms for each Fund (except for fees). The Investment Advisory Agreement is included in Appendix D. The Investment Advisory Agreement describes the services that 361 Capital provides to the Funds, which generally include reviewing, supervising, and administering the investment program of the Funds. In addition, 361 Capital has the ability to delegate day-to-day portfolio management responsibilities of each Fund to one or more sub-advisors, and in that connection, will be responsible for making recommendations to the Board of Trustees of the Trust with respect to hiring, termination and replacement of any sub-advisor of the Funds. 361 Capital is not liable to the Trust under the terms of the Investment Advisory Agreement for any error of judgment or mistake of law or for any loss suffered by 361 Capital or the Trust in connection with the performance of the Investment Advisory Agreement, except a loss resulting from a breach of fiduciary duty by 361 Capital with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on 361 Capital's part in the performance of its duties or from reckless disregard by 361 Capital of its duties under the Investment Advisory Agreement. The Investment Advisory Agreement continues in force from year to year with respect to the Funds so long as it is specifically approved at least annually in the manner required by the 1940 Act. The Investment Advisory Agreement may be terminated with respect to either Fund at any time, without the payment of any penalty: (i) by the Board or by a vote of a majority of the outstanding voting securities of the Fund on 60 days' written notice to 361 Capital; or (ii) by 361 Capital on 60 days' written notice to the Trust. In addition, the Investment Advisory Agreement with respect to a Fund will terminate automatically upon its assignment. The Investment Advisory Agreement with respect to the Acquired Fund was submitted for approval by the initial shareholder of the Acquired Fund prior to the Acquired Fund's commencement of operations on December 20, 2011. The Investment Advisory Agreement with respect to the Acquiring Fund was submitted for approval by the initial shareholder of the Acquiring Fund prior to the Acquiring Fund's commencement of operations on February 12, 2014. The Investment Advisory Agreement with respect to each Fund was last renewed by the Trust's Board at a meeting held on December 11-12, 2019.

The Registrant has also added the following information under "Investment Sub-Advisory Agreement:"

The Federated Sub-Advisory Agreement with respect to the Acquired Fund was submitted for approval by the shareholders of the Acquired Fund on September 17, 2014, in connection with appointing Federated as sub-advisor to the Acquired Fund. The Federated Sub-Advisory Agreement with respect to the Acquired Fund was last renewed by the Trust's Board on December 11-12, 2019.

In addition, a table disclosing the advisory fees paid by each Fund and applicable fee waivers during each Fund's most recent fiscal year end has been added.

Further, the Registrant has provided information regarding the control persons of RCM under the section entitled "Information Regarding RCM."

16.	Under "Consideration of RCM Trading Advisory Agreements" since shareholders are being asked to approve the agreement, please disclose the fees payable to RCM. In addition, please clarify that the advisor pays this fee to RCM out of the advisor's fee, if true.

Response: The Registrant has added the following sentence to the third paragraph under "Proposed RCM Trading Advisory Agreements." The Registrant has not disclosed the fees payable to RCM. Pursuant to the exemptive order received from the SEC, the Funds are permitted to make modified disclosures regarding their sub-advisory fees. The Funds consider trading advisors to be sub-advisors under the 1940 Act, and therefore treat trading advisors as sub-advisors under the exemptive order. Each Fund is seeking approval by its shareholders to rely on the exemptive order, as discussed in Proposal 4.

Under the terms of the RCM Trading Advisory Agreements, RCM will not be liable for any error of judgment, any act or omission, any mistake of law, or for any loss suffered by the trading advisor, a Fund, or a Subsidiary in connection with matters to which the RCM Trading Advisory Agreements relate, except for a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of RCM in the performance of its duties or from reckless disregard by RCM of its duties under the RCM Trading Advisory Agreements. The form of the Proposed RCM Trading Advisory Agreement with respect to the Subsidiaries and the proposed RCM Trading Advisory Agreement with respect to the Funds are attached to this Combined Prospectus and Proxy Statement as Appendix F and Appendix G, respectively. 361 Capital will pay RCM a trading advisory fee for its services in connection with each trading advisory agreement from the fee 361 Capital receives from the Funds and Subsidiaries.

17.	Please consider adding the total combined net assets and total combined shares outstanding in the Capitalization Table.

Response: The Registrant has revised the Capitalization Table as follows:

The following table shows, as of July 31, 2020 (1) the unaudited capitalization of the Acquired Fund and unaudited capitalization of the Acquiring Fund, and (2) the pro forma combined capitalization of the Acquiring Fund, giving effect to the proposed Reorganization as of that date:

(unaudited)	Acquired Fund	Acquiring Fund	Pro forma Acquiring Fund
Net Assets
Investor Class Shares	$21,784,575	$5,175,980	$26,960,737
Class I Shares	$22,320,382	$13,934,606	$36,164,988
Total	$44,104,957	$19,110,586	$63,125,725

Shares Outstanding
Investor Class Shares	2,187,174	532,282	2,773,738
Class I Shares	2,199,096	1,410,301	3,660,424
Total	4,386,270	1,942,583	6,434,162

Net Asset Value per Share
Investor Class Shares	$9.96	$9.72	$9.72
Class I Shares	$10.15	$9.88	$9.88

18.	With respect to the proposal "Implementation of Manager of Manager" Arrangement," please make clear in the Proxy Statement that this proposal is being submitted to shareholders of the Acquired Fund and Acquiring Fund for approval.

Response: The Registrant has revised the Proxy Statement as requested.

Statement of Additional Information ("SAI")

19.	Please indicate whether the Registrant would consider the early adoption of IC-33872 Amendments to Financial Disclosures about Acquired and Disposed Businesses thereby eliminating the Pro Forma Financials from the SAI.

Response: The Registrant has determined to voluntarily adopt early compliance with IC-33872 thereby removing the Pro Forma Financials from the SAI and inserting the following disclosure pursuant to Rule 6-11(d) of Regulation S-X:

Supplemental Financial Information

A table showing the fees of the Acquiring Fund and the Acquired Fund, and the fees and expenses of the Acquiring Fund on a pro forma basis after giving effect to the proposed Reorganization, is included in the "Comparison Fee Tables and Examples" section of the Proxy Statement.

The Reorganization will not result in a material change to the Acquired Fund's investment portfolio due to the investment restrictions of the Acquiring Fund. In particular, each security held by the Acquired Fund is eligible to be held by the Acquiring Fund. As a result, a schedule of investments of the Acquired Fund modified to show the effects of the change is not required and is not included. Notwithstanding the foregoing, following the Reorganization changes to the Acquiring Fund's portfolio are expected to be made in connection with the appointment of RCM as the trading advisor of the Acquiring Fund and the Acquiring Fund Subsidiary (subject to Acquiring Fund shareholder approval), which is separate from the Reorganization.

There are no material differences in accounting policies of the Acquired Fund as compared to those of the Acquiring Fund.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary